Eagle Bancorp, Inc. - 10-Q/A

Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest

Eagle Bancorp, Inc. – Registrant	Maryland
EagleBank	Maryland	100%
Eagle Insurance Services, LLC	Maryland	100%
Fidelity Mortgage, Inc.	Maryland	100%
Bethesda Leasing LLC	Maryland	100%
VHB Real Estate LLC	Virginia	100%
Landroval Municipal Finance, Inc.	Washington D.C.	100%
Eagle Commercial Ventures, LLC	Maryland	100%

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